EXHIBIT 99.1

Valneva Announces Peer-Reviewed Publication on the Global Health and Economic Burden of Chikungunya in The British Medical Journal

Saint-Herblain (France), December 4, 2024 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, today announces the publication of an article on the global health and economic burden of mosquito-borne disease chikungunya in The British Medical Journal (BMJ), one of the world’s leading peer-reviewed medical journals.

The article, titled, “The Global Health and Economic Burden of Chikungunya from 2011 to 2020: A Model-Driven Analysis on the Impact of an Emerging Vector-Borne Disease,” shows that chikungunya has a higher disease burden than was previously estimated, and costs related to the disease are substantial. According to the BMJ article, chikungunya could significantly impact local health systems due to its unpredictable and explosive nature.

Juan Carlos Jaramillo M.D., Chief Medical Officer of Valneva, said, “Understanding the global burden of chikungunya is critical for informing decision makers and designing effective prevention and control strategies. This landmark analysis is very informative as it provides a comprehensive overview of the chikungunya burden worldwide and until now, estimates of chikungunya’s economic and health impact were limited and potentially underestimated. Due to climate change, mosquito-borne diseases have become a year-round menace and continue spreading, increasing the potential for outbreaks.”

According to the article, a total of 18.7 million chikungunya cases were reported in 110 countries between 2011 and 2020, causing 1.95 million disability-adjusted life years (DALY)1 lost. Long-term chronic illness was the source of most costs and DALYs lost. The total economic burden caused by chikungunya over these ten years was estimated at $2.8 billion in direct costs and $47.1 billion in indirect costs worldwide, primarily in Latin American and the Caribbean.

About Chikungunya
Chikungunya virus (CHIKV) is a mosquito-borne viral disease spread by the bites of infected Aedes mosquitoes which causes fever, severe joint and muscle pain, headache, nausea, fatigue and rash. Joint pain is often debilitating and can persist for weeks to years.2
In 2004, the disease began to spread quickly, causing large-scale outbreaks around the world. Since the re-emergence of the virus, CHIKV has now been identified in over 110 countries in Asia, Africa, Europe and the Americas.3 Between 2013 and 2023, more than 3.7 million cases were reported in the Americas4 and the economic impact is considered to be significant. The medical and economic burden is expected to grow with climate change as the mosquito vectors that transmit the disease continue to spread geographically. As such, the World Health Organization (WHO) has highlighted chikungunya as a major public health problem.5

About Valneva SE
We are a specialty vaccine company that develops, manufactures, and commercializes prophylactic vaccines for infectious diseases addressing unmet medical needs. We take a highly specialized and targeted approach, applying our deep expertise across multiple vaccine modalities, focused on providing either first-, best- or only-in-class vaccine solutions.
We have a strong track record, having advanced multiple vaccines from early R&D to approvals, and currently market three proprietary travel vaccines, including the world’s first and only chikungunya vaccine, as well as certain third-party vaccines.
Revenues from our growing commercial business help fuel the continued advancement of our vaccine pipeline. This includes the only Lyme disease vaccine candidate in advanced clinical development, which is partnered with Pfizer, the world’s most clinically advanced Shigella vaccine candidate, as well as vaccine candidates against the Zika virus and other global public health threats. More information is available at www.valneva.com.

Valneva Investor and Media Contacts Laetitia Bachelot-Fontaine VP Global Communications & European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelot-fontaine@valneva.com	Joshua Drumm, Ph.D. VP Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com

Forward-Looking Statements

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1 Disability-adjusted life years (DALYs)
2 https://jvi.asm.org/content/jvi/88/20/11644.full.pdf
3 https://cmr.asm.org/content/31/1/e00104-16
4 PAHO/WHO data: Number of reported cases of chikungunya fever in the Americas (Cumulative Cases 2018-2023 and Cases per year 2013-2017). https://www.paho.org/data/index.php/en/mnu-topics/chikv-en/550-chikv-weekly-en.html. Last accessed 01 Aug 2023.
5 Geographical expansion of cases of dengue and chikungunya beyond the historical areas of transmission in the Region of the Americas (who.int)